[redacted]

14049748

AP 3/26

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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SEC
Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 18 2014

Washington DC
405

SEC FILE NUMBER
8-00099

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Assoiated Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 Main Street
(No. and Street)

Green Bay (City) WI (State) 54301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William K. Curtis, President and CEO (414) 283-2240
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

200 E Randolph Drive, Suite 5500 (Address) Chicago (City) IL (State) 60601-6436 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DN 3/27/14

OATH OR AFFIRMATION

I, __William K. Curtis________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Associated Investment Services, Inc.________________, as of ___December 31________________, 20_13_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State: WI
County: Brown
Date: 3/13/14

W. K. Curtis
Signature

President & CEO
Title

Adam Levenstein expires 2/14/16
Notary Public

NOTARY PUBLIC
ADAM LEVENSTEIN
STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

FINANCIAL STATEMENTS AND SCHEDULES
DECEMBER 31, 2013

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Loss	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
SCHEDULES	
(1) Computations of Net Capital Under SEC Rule 15c3-1	14
(2) Customer Reserve Bank Account Computation of Reserve Under SEC Rule 15c3-3	15
(3) Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3	16
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5.	17

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Associated Investment Services, Inc:

We have audited the accompanying financial statements of Associated Investment Services, Inc. (a wholly owned subsidiary of Associated Banc-Corp), which comprise the statement of financial condition as of December 31, 2013, and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Associated Investment Services, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2, and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
March 14, 2014

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash and cash equivalents	$3,834,276
Securities owned:	
Marketable, at fair value	1,500,105
Not readily marketable, at estimated fair value	5,000
Deposit with clearing broker	100,000
Receivable from broker/dealers and clearing organization	966,774
Receivable from related party	484,239
Fixed assets – less accumulated depreciation of $320,323	350
Prepaid assets	266,720
Prepaid pension cost	2,861,118
State income tax receivable	175,438
Total assets	$ 10,194,020
LIABILITIES AND STOCKHOLDER'S EQUITY	
Payable to clearing organization	$ 1,741
Accrued personnel expense	965,947
Federal income tax payable	162,772
Deferred tax liability	1,086,176
Other liabilities	92,971
Total liabilities	$ 2,309,607
Stockholder's equity	
Common stock (No par value with a stated value of $100 per share, authorized 1,000 shares, issued and outstanding 480 shares)	$ 48,000
Surplus	4,693,571
Retained earnings	3,142,842
Total stockholder's equity	7,884,413
Total liabilities and stockholder's equity	$ 10,194,020

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUE:	
Commissions	$ 7,005,374
Interest and dividends	7,355
Investment advisory fees	2,161,794
Annuity and insurance commission revenue from related party	5,506,964
Brokerage fees from related party	209,578
Other revenues	623,934
Total revenue	15,514,999
EXPENSES:	
Personnel expense	10,935,052
Commissions and floor brokerage	471,318
Occupancy and equipment	2,008,128
Communications and data processing	271,990
Business development and advertising	396,735
Management and administrative fees paid to related party	2,060,052
Other expenses	986,258
Total expenses	17,129,533
Loss before income tax benefit	(1,614,534)
Income tax benefit	(640,855)
Net loss	$ (973,679)

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock				
	Shares	Amount	Surplus	Retained Earnings	Total
Balance, December 31, 2012	480	$ 48,000	$ 2,599,841	$ 4,116,521	$6,764,362
Net loss	---	---	---	(973,679)	(973,679)
Capital contribution	---	---	2,000,000	---	2,000,000
Stock-based compensation expense, net	---	---	93,730	---	93,730
Balance, December 31, 2013	480	$ 48,000	$ 4,693,571	$ 3,142,842	$7,884,413

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (973,679)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation and amortization	582
Stock-based compensation expense, net	93,730
Changes in assets and liabilities:	
Net increase in securities	(374,647)
Increase in net receivable from broker/dealer and clearing organization	(215,896)
Increase in receivable from related party	(375,339)
Increase in prepaid assets	(12,342)
Increase in prepaid pension cost	(677,868)
Decrease in payable to clearing organization	(2,282)
Decrease in accrued personnel expense	(119,521)
Increase in other liabilities	71,575
Decrease in income tax receivable	1,387,308
Increase in income taxes payable	162,772
Increase in deferred tax liability	467,721
Net cash used by operating activities	(567,886)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contribution	2,000,000
Net cash provided by financing activities	2,000,000
Net increase in cash and cash equivalents	1,432,114
Cash and cash equivalents at beginning of year	2,402,162
Cash and cash equivalents at end of year	$3,834,276

Supplemental disclosures of cash flow information:	
Cash refunded during the year for income taxes	$ 2,339,500

See accompanying notes to financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies follow.

Principal Business Activity

Associated Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Associated Banc-Corp (the "Parent"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Chicago Stock Exchange.

The Company acts as an introducing broker, clears all transactions on a fully disclosed basis with a clearing broker or dealer, and transmits all customer funds and securities to the clearing broker or dealer.

Revenue Recognition

Commissions and related clearing expenses for mutual funds, investment securities, and annuities are recorded on a trade-date basis. Commissions for insurance products are recognized upon insurance company approval of the transaction and when the cash is received.

Customers invested in a managed product will incur a quarterly management fee. We receive those fees quarterly and recognize it as revenue on a pro-rata basis over the following three months.

Cash and Cash Equivalents

The Company considers cash and interest bearing deposits with other financial institutions to be cash and cash equivalents.

Cash of $1,000,072 has been segregated at an unaffiliated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Securities Owned

Marketable securities are reported at fair value. Unrealized gains or losses are included in other revenues in the Statement of Loss.

Fixed Assets

Furniture, equipment, software and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture, equipment and software are being depreciated on a straight-line basis over the estimated useful lives of the assets of 3 to 14 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the improvement or the term of the lease. Maintenance and repair costs are charged to expense as incurred.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax calculated is remitted to the Parent.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates in Preparation of Financial Statements

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Stock-Based Compensation

The Company recognizes compensation expense for the fair value of stock options and restricted stock awards on a straight-line basis over the vesting period of the grants. Compensation expense recognized is included in personnel expense in the Statement of Loss. See Note 9 for additional information on stock-based compensation.

NOTE 2 RECEIVABLE FROM AND PAYABLE TO BROKER/DEALERS AND CLEARING ORGANIZATION

At December 31, 2013, amounts receivable from and payable to broker/dealers and clearing organizations consist of fees and commissions receivable, and the related charges of customer transactions cleared through another broker/dealer on a fully disclosed basis.

NOTE 3 INCOME TAXES

Income tax benefit for the year ended December 31, 2013 consists of the following:

Current:	
Federal	$ (671,067)
State	(437,509)
Total current	(1,108,576)
Deferred:	
Federal	195,356
State	272,365
Total deferred	467,721
Income tax benefit	$ (640,855)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The major differences that give rise to the deferred tax assets and liabilities for the year ended December 31, 2013 are as follows:

Gross Deferred Tax Assets:	
Accrued liabilities	$ 34,641
Fixed assets	12,938
Benefit of tax loss carryforwards	45,746
Deferred compensation	182,513
Total gross deferred tax assets	275,838
Gross Deferred Tax Liabilities:	
Prepaid expenses	(64,193)
State income taxes	(54,266)
Deferred pension cost	(1,243,555)
Total gross deferred tax liabilities	(1,362,014)
Deferred tax liability, net	$ (1,086,176)

At December 31, 2013 the Company had state net operating losses that begin to expire in 2024.

The effective tax rate differs from the statutory federal tax rate. The major reasons for this difference in 2013 are as follows:

Federal income tax rate at statutory rate	35.0%
Increases (decreases) resulting from:	
State income taxes (net of federal income taxes)	4.5%
Non-deductible meals and entertainment expenses	(1.0)%
Other	1.1%
Effective income tax rate	39.6%

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets at December 31, 2013 is dependent upon the Company's ability to generate future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and, if necessary, tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deferred tax assets at December 31, 2013. No valuation allowance has been recorded at December 31, 2013.

It is the Company's policy to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Any such interest or penalties related to unrecognized tax benefits is recognized in income tax expense. The Company has not provided for any uncertain tax positions at December 31, 2013 or December 31, 2012. As such, no accrued tax interest or penalties have been recognized by the Company during 2013 or at December 31, 2013.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company's federal income tax returns are open and subject to examination from the 2010 tax return year and forward. Generally, tax return years prior to the 2007 tax return year are no longer subject to state and local income tax examinations.

NOTE 4 EMPLOYEE BENEFITS

Substantially all full-time employees of the Company are covered under the noncontributory defined benefit plan ("Benefit Plan") of the Parent. Under the Benefit Plan, the Company is allocated a portion of the Benefit Plan expense and contributions to the Benefit Plan based on employees level of compensation, and the pension obligation is recognized by the Bank. The Company's share of pension Benefit Plan expense and contributions to the Benefit Plan was approximately $162,000 and $840,000, respectively, in 2013.

Substantially all full-time employees of the Company are covered under the 401(k) and Employee Stock Ownership Plan (Savings Plan) of the Parent, and employees may make pre-tax contributions up to certain IRS dollar limits. Total expense related to the Company's contributions to the Savings Plan was approximately $389,000 in 2013.

NOTE 5 COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space from its Parent and various entities owned by its Parent under operating lease arrangements that are cancelable under mutual agreement. Lease payments are determined annually based upon base rents, other operating costs and occupied square footage. Rent expense, included in occupancy and equipment on the Statement of Loss, for all related-party operating leases, totaled approximately $2.0 million in 2013. There are no long-term lease obligations.

The Company may be named as defendant in or be a party to various pending and threatened legal proceedings in the normal course of business activities. Because the Company cannot state with certainty the range of possible outcomes or plaintiffs' ultimate damage claims, management cannot estimate the timing or specific possible loss or range of loss that may result from these proceedings. Management believes, based upon current knowledge, that liabilities arising out of any such current proceedings will not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

NOTE 6 RELATED-PARTY TRANSACTIONS

Pension and profit-sharing plan expense allocations are discussed in Note 4.

Terms of leases (including rent expense) with the Parent and various entities owned by the Parent are discussed in Note 5.

The Company paid management and administrative fees of approximately $2.1 million in 2013 to Associated Bank, National Association (the "Bank"), which is a wholly owned subsidiary of the Parent.

As discussed in Note 1, the Company is included in the consolidated federal income tax return filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax calculated is remitted to the Parent. The Company received approximately $2.3 million in 2013 from the Parent for income taxes. Additionally, the Company is included in various combined state income tax returns. As a result, the Company is due approximately $0.3 million for the usage by the combined group of the Company's state net operating losses.

A revenue sharing arrangement exists between the Company and Associated Financial Group, LLC ("AFG"), a wholly owned subsidiary of the Bank. The arrangement was established to account for

and allocate revenue with respect to the sale of annuity and insurance products that are distributed by dual employees of the Company and AFG. Shared revenue related to annuity and insurance product sales for 2013 totaled $5.5 million. Of this amount, approximately $125,000 was a receivable from AFG at December 31, 2013.

A revenue sharing arrangement exists between the Company and Associated Trust Company, National Association, which is a wholly owned subsidiary of the Bank, to allocate asset based revenues received from Goldman Sachs. The revenue for the Company is calculated based upon the value of the assets of the Company invested with Goldman Sachs. Shared revenue for 2013 totaled approximately $2,000 which is included in Other Revenue on the Statement of Loss.

A brokerage fee arrangement exists between the Company and the Bank. The arrangement was established to account for and allocate brokerage revenue related to an equity linked certificate of deposit product offered by the Bank. Brokerage revenue related to this product for 2013 totaled $210,000, which is shown as Brokerage fees from related party on the Statement of Loss.

The Company maintained a balance of approximately $2.8 million of cash and cash equivalents at the Bank at December 31, 2013.

NOTE 7 OFF-BALANCE SHEET AND CONCENTRATION OF CREDIT

The Securities Investor Protection Corporation ("SIPC") insures cash and securities up to $500,000 (although coverage of cash is limited to $250,000). Amounts in excess of SIPC insured limits were approximately $1.0 million at December 31, 2013.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through a clearing broker/dealer, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker/dealer executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The clearing broker/dealer, seeks to control the risks associated with the Company's customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker/dealer monitors the Company's customers' required margin levels daily and, pursuant to such guidelines, requires the Company to contact the Company's customers to deposit additional collateral or to reduce positions when necessary.

NOTE 8 NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Parent, as the sole shareholder, intends to provide financial support to the Company through March 1, 2015, in order for the Company to support its operations and maintain compliance with its net capital requirements. At December 31,

2013, the Company had net capital as defined under regulatory capital requirements of approximately $2.0 million which was approximately $1.8 million in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.60 to 1.00 at December 31, 2013.

NOTE 9 STOCK-BASED COMPENSATION

The Company recognizes expense for stock-based compensation using the fair value method of accounting. The fair value of stock options granted for common stock of the Parent is estimated on the date of grant using a Black-Scholes option pricing model, while the fair value of restricted stock awards is the fair market value on the date of grant. The fair value of stock options and restricted stock awards is amortized as compensation expense on a straight-line basis over the vesting period of the grants. Compensation expense recognized is included in personnel expense on the Statement of Loss.

Assumptions are used in estimating the fair value of stock options granted. The weighted average expected life of the stock option represents the period of time that stock options are expected to be outstanding and is estimated using historical data of stock option exercises and forfeitures. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility is based on the historical and implied volatility of the Parent's stock. The following assumptions were used in estimating the fair value for options granted in 2013: a weighted average expected life of 6 years, a risk-free interest rate of 0.99%, an expected volatility of 34.35%, and a dividend yield of 2.00%. Based on these assumptions, the estimated fair value of the stock options granted during 2013 was $3.80 per share.

A summary of the Company's stock option activity for 2013 is presented below.

Stock Options	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2012	107,937	$22.02
Granted	12,493	14.02
Exercised	(9,507)	13.48
Forfeited	(41,557)	26.22
Outstanding at December 31, 2013	69,366	$19.24
Options exercisable at December 31, 2013	43,617	$22.58

A summary of the Company's restricted stock awards activity for 2013 is presented below.

Restricted Stock Awards	Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2012	1,892	$13.21
Granted	11,099	14.52
Vested	(643)	13.21
Forfeited	(356)	14.02
Outstanding at December 31, 2013	11,992	$14.40

The Company recognized compensation expense of approximately $54,000 and $40,000 during 2013 for the vesting of stock options and restricted stock awards, respectively. At December 31, 2013, the Company had approximately $67,000 and $136,000 of unrecognized compensation costs related to stock options and restricted stock awards, respectively, that are expected to be recognized over the remaining vesting period of approximately 3 years.

NOTE 10 FAIR VALUE MEASUREMENTS

Fair value represents the estimated price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions (i.e., an exit price concept). Assets and liabilities are categorized into three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy in which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Significant transfers between the three fair value levels and the reasons for such transfers must be separately disclosed. Below is a brief description of each fair value level.

Level 1 inputs Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 inputs Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

Following is a description of the valuation methodologies used for the Company's more significant instruments measured on a recurring basis at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the valuation methodologies used at December 31, 2013, and there have been no transfers between the fair value levels.

<u>Securities Owned</u>: Where quoted prices are available in an active market, securities owned are classified in Level 1 of the fair value hierarchy. The Company's investment in a money market fund totaled $1.5 million at December 31, 2013 and is classified within Level 1 of the fair value hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows, with consideration given to the nature of the quote and the relationship of recently evidenced market activity to the fair value estimate, and are classified in Level 2 of the fair value hierarchy.

The Company's shares in the Chicago Stock Exchange totaled $5,000 at December 31, 2013 and are classified within Level 2 of the fair value hierarchy. Lastly, in certain cases where there is limited activity or less transparency around inputs to the estimated fair value, securities are classified within Level 3 of the fair value hierarchy. The Company does not have securities owned that are classified within Level 3 of the fair value hierarchy.

NOTE 11 SUBSEQUENT EVENTS

Management has evaluated subsequent events for potential recognition or disclosure through March 14, 2014, the date of the filing of the financial statements with the Securities and Exchange Commission.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

Schedule 1

COMPUTATIONS OF NET CAPITAL UNDER SEC RULE 15C3-1
DECEMBER 31, 2013

NET CAPITAL:		
Total stockholder's equity		$7,884,413
Deductions and/or charges:		
A. Nonallowable assets:		
Prepaid Expenses	266,720	
Fixed Assets, net	350	
State income tax receivable	175,438	
Other assets	5,266,722	
Total Nonallowable assets	5,709,230	
Additional charges for customers' and non-customers' security accounts	6,066	
Other deductions and/or charges	90,000	
B. Total deductions and/or charges		(5,805,296)
Net capital before haircuts on securities positions (tentative net capital)		2,079,117
Haircuts on securities positions pursuant to Rule 15c-3-1(f)		(50,004)
Net capital		$2,029,113
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities		$ 1,223,431
Deduction for required deposit in Reserve Bank Account		0
Total aggregate indebtedness		$ 1,223,431
Ratio: Aggregate indebtedness to net capital		0.60 to 1.00
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 81,562
Minimum dollar net capital requirement		$ 250,000
Net capital requirement (greater of minimum net capital or minimum dollar net capital)		$ 250,000
Excess net capital		$1,779,113
There is no material difference between the computation of net capital above and that reported by the Company in the amended December 31, 2013, Part II A (unaudited) of Form X-17A-5 filed on March 6, 2014.		

See accompanying report of independent registered public accounting firm.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

Schedule 2

CUSTOMER RESERVE BANK ACCOUNT COMPUTATION UNDER SEC 15C3-3
DECEMBER 31, 2013

	Credits	Debits
Free credit balances and other credit balances in customers' security accounts	-0-	
Monies borrowed collateralized by securities carried for the accounts of customers	-0-	
Monies payable against customers' securities loaned	-0-	
Customers' securities failed to receive	-0-	
Credit balances in firm accounts which are attributable to principal sales to customers	-0-	
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	-0-	
Market value of short security count difference over 30 calendar days old	-0-	
Market value of short securities and credits in all suspense accounts over 30 calendar days	-0-	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-0-	
Other (List)		
Customer Checks in Vault @ Main St Office	$186,694	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions		-0-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-0-
Failed to deliver of customers securities not older than 30 calendar days		-0-
Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts		-0-
Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization		-0-
Other (List)		-0-
Totals	$ 186,694	-0-

Excess of total credits over total debits	$ 186,694
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	$ 196,029
Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	$ 1,000,072
Amount of deposit (or withdrawal) including value of qualified securities	$ -0-
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including value of qualified securities	$ 1,000,072

There is no material difference between the reserve computation above and that reported by the Company in the amended December 31, 2013, Part II A (unaudited) of Form X-17A-5 filed on March 6, 2014.

See accompanying report of independent registered public accounting firm.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

Schedule 3

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3
DECEMBER 31, 2013

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ NONE
	A. Number of items	---
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ NONE
	A. Number of items	---
3.	The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.	YES (x)

There is no material difference between the above computation and that reported by the Company in the amended December 31, 2013, Part II A (unaudited) of Form X-17A-5 filed on March 6, 2014.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Rule 17a-5

The Board of Directors
Associated Investment Services, Inc.:

In planning and performing our audit of the financial statements of Associated Investment Services, Inc. (a wholly owned subsidiary of Associated Banc-Corp) (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 14, 2014

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Associated Investment Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Associated Investment Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per inspection of check requests and check copies, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 14, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 10,271

B. Less payment made with SIPC-6 filed (**exclude interest**) (3,292)
7/25/2013
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 6979

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6979

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

* First Payment made 1/31/14
Amended on:

Dated the 10 day of MARCH, 20 14.

ASSOCIATED INVESTMENT SERVICES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 15,515,000
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	11,103,139
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	297,069
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $6,351	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $2,860	
Enter the greater of line (i) or (ii)	6,351
Total deductions	11,406,559
2d. SIPC Net Operating Revenues	$ 4,108,441
2e. General Assessment @ .0025	$ 10,271
	(to page 1, line 2.A.)